Acacia Diversified Holdings, Inc
3512 East Silver Springs Boulevard #243
Ocala, FL 34470

November 24, 2015

Via EDGAR
Mr. John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure
Securities and Exchange Commission
Washington, DC 20549

Re:          Acacia Diversified Holdings, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed October 8, 2015
File No. 001-14088

Dear Mr. Brown,

In response to the Commission’s correspondence dated November 9, 2015, Acacia Diversified Holdings, Inc. (the “Registrant”) offers the responses contained herein. The Registrant acknowledges that it is responsible for the adequacy of the disclosure in this correspondence and the Revised Preliminary Proxy Statement on Schedule 14A. Moreover, Registrant further acknowledges that any staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the aforementioned filing. To such extent, the Registrant is aware that it may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1. We note your response to our prior comment 1. Please provide us a sufficiently detailed analysis as to how Steven L. Sample’s solicitation efforts were not made “on behalf of the registrant.” Given his position as your Chairman and Chief Executive Officer it appears that he may have made the solicitations on behalf of the company. Exchange Act Rule 14a-2(b)(2), which you cite, states that certain portions of Regulation 14A do not apply to a solicitation “made otherwise than on behalf of the registrant” where the total number of persons solicited is not more than ten.

Response

Rule 14a-1(l)(1) under Regulation 14A. Rule 14a-1(l)(1) defines “solicitation” to include (i) any request for a proxy, irrespective of whether the request is accompanied by or included in a formal proxy card; (ii) any request to sign or abstain from signing or to revoke a proxy; and (iii) the furnishing of a form of proxy or other communication to stockholders under circumstances reasonably calculated to result in obtaining, withholding or revoking a proxy. The consent or authorization may take the form of failure to object or to dissent. 17 C.F.R. § 240.14a-l(f) (1992). In the Commission’s correspondence dated September 21, 2015, comment number one (1), you state “[a] solicitation of consents is subject to Regulation 14A and Schedule 14A.” That comment, in effect, assumes that the Issuer’s Chief Executive Officer sought to obtain proxies from other stockholders, when no such solicitation in fact occurred. In prior correspondence, the Issuer has sought to defend this theoretical position, when it was not in fact necessary. The Issuer finds it paradoxical that the Commission does not raise questions with respect to the facts and circumstances relating to the consent action, yet is unequivocal in its position that Regulation 14A applies thereto.

Respectfully, the Registrant contends that Regulation 14A is inapplicable to the actions of our Chief Executive Officer. Most notably, the Issuer’s Chief Executive Officer – himself owning 43.25% of the total issued and outstanding shares of the company, together with his spouse and the Issuer’s remaining officers and directors – themselves owning an additional 9.91%, were parties to the written consent ratifying the subject transaction (collectively providing written consents representing 53.16% of the total voting shares). As such, the CEO did not have reason or need to solicit any proxy to that action. The remaining parties to the consent action, whose votes were indicated only in support of the consent but not considered as material to the outcome or tallied toward the approval thereof, are affiliates of the Issuer given their familial and otherwise “friends and family” relationships to our Chief Executive Officer. Thus, it is axiomatic that the Issuer’s Chief Executive Officer did not solicit any proxy, nor would have to considering the identities of the parties to the consent action.  The revised Proxy Statement as submitted in conjunction with this response is now reflective of the fact that the written consent action of June 29, 2015 was approved by the affirmative vote of more than 50% of the available votes of the Company, more properly reflecting that the additional votes included on the consent were not necessary or required for ratification of those actions.

Assuming, arguendo, that Regulation 14A was applicable to the activity of the Issuer’s Chief Executive Officer, his actions in soliciting the theoretical proxies were not made “on behalf of the registrant.” Indeed, the benefits of the subject transaction incurred in large part to the Chief Executive Officer, as the company’s largest single stockholder, as well as other Officers and Directors. As such, the hypothetical solicitation was taken on behalf of the Chief Executive Officer and majority stockholder, together with other Officers and Directors, on their own respective accords.

To wit, our Chief Executive Officer had first started discussions with the potential buyer of the Issuer’s then two (2) operating subsidiaries.  Of material consequence to those discussions was the fact that the Issuer would be required to retire certain debts owed to a number of stockholders of the Issuer. This included a Director of the company and the brother of a recently deceased director. However, the proposed purchase price was such that each of the existing debt holders would be compelled to accept an amount less than what was owed by the Issuer or in an initial amount less than owed, with the remainder to be paid in installments.

Accordingly, the Chief Executive Officer, as a condition precedent to the then-contemplated transaction, was compelled to approach the debt holders to negotiate as to what terms they might accept.  This necessary communications with those stockholders, each having a significant personal interest and potential pecuniary gain, was not tantamount to a proxy solicitation. Rather, the communication was antecedent to the operations of the Issuer and the transaction thereafter ratified by the written consent.

Therefore, even if Regulation 14A was applicable to the consent action, which it is not, any solicitation of proxies was not taken on behalf of the Registrant. Rather, the parties to the consent action – notably our Chief Executive Officer together with other stockholders who stood to gain financially by virtue of debt repayment, took such action on behalf of themselves.

2. We note your response to our prior comment 1 that “the Company’s CEO accepted the additional but unnecessary votes of the few (and considered exempt) other persons as a result of error with no fraud intended.” Please tell us the total number of persons Steven L. Sample solicited, regardless of error or lack of fraudulent intent. If it is your belief that the “additional but unnecessary” votes were somehow not solicited please tell us how the voters found out about the vote. In addition, please tell us what you mean by saying such votes were “exempt.” If the total number of persons solicited exceeded 10 it appears you may not rely on Rule 14a-2(b)(2).

Response

The Issuer references and incorporates its response to comment one (1) above as it further contends that no proxies were in fact solicited and that Regulation 14A is inapplicable. Notwithstanding the foregoing, while preserving its objection, the Issuer can nevertheless substantiate compliance with Rule 14a-2(b)(2) as it relates to the number of persons “solicited”, should the Rule have applied.

There is a dearth of legal precedent discussing the method of calculating whether not more than ten persons were solicited. However, it has been found that there was merit to the position that where "one person who controls several blocks of stock in different capacities is solicited, the interests that he represents should be counted for the purposes of the `ten persons' provision of the rule." Water & Wall Assocs. v. American Consumer Industries, 1973 WL 383 (D.N.J.1973). Similarly, courts have determined that it had to count as one person a person who had "full power for his entire group of four.” Bodlund v. First National Bank of Chicago, 1985 WL 729 (N.D.Ill.1985). That is, for purposes of Rule 14a-2(b)(2), those individuals having the ability to control the shares held by others constitutes as one person.

Here, the Chief Executive Officer, Steven Sample, had effective control for purposes of this consent action over the shares of fifteen (15) persons in his “friends and family” group consisting of twelve (12) members of his family and three (3) personal friends whose voting shares had been personally gifted to each by Mr. Sample. As such, for purposes of the “Rule of Ten” there were, in fact, exactly eight (8) “insider” parties for purposes of the Consent action, including officers and directors of the Issuer from whom, theoretically, a proxy was solicited.

The persons who executed the written consent are properly categorized into two distinct groups: (i) the “core” group of six (6) shareholders whose actions were calculated to, and did, constitute full and complete ratification of the consent actions; and, (ii) “other” shareholders executing the consent but upon whose vote the ratifications were neither dependent nor relied. Those two groups are set forth in the tables below.

Group 1:  The “core” shareholders whose material votes ratified the actions taken

Name	Position	Relationship	% of Voting Power
Steven Sample	CEO & Director	Insider	43.255%
Dan L. Rigdon	Director	Insider	0.098%
V. Weldon Hewitt	Director	Insider	0.864%
Danny R. Gibbs	Director	Insider	0.923%
Patricia Ann Arnold	Secretary	Insider	0.667%
Gwen Sample	Asst. Secretary	Wife of CEO1	7.357%
Total material ratifying votes:			53.164%

Group 2:  The “other” shareholders whose consents were not material to and not included in ratification of the actions       taken

Name	Position	Relationship	% of Voting Power
Alice Sample	N/A	Mother of CEO and Debt Holder1	1.256%
Edward Sample	N/A	Brother of CEO and Debt Holder	2.423%
William Sample	N/A	Brother of CEO and Debt Holder1	1.770%
L. Palmer Sample	N/A	Son of CEO and Debt Holder1	1.620%
Argelia Sample	N/A	Daughter-in-Law of CEO1	0.393%
C. Scott Sample	N/A	Son of CEO1	1.508%
Sheryl Sample	N/A	Daughter-in-Law of CEO1	0.550%
Aadam Prario	N/A	Grandson of CEO (Minor) 1	0.130%
Aaron Prario	N/A	Grandson of CEO (Minor) 1	0.130%
Paul Femia	N/A	Grandson of CEO (Minor) 1	0.130%
Trevor Spiro	N/A	Personal friend of CEO1	0.860%
Daniel Dorsey	N/A	Personal friend of CEO1	0.565%
David Wilson	N/A	Personal friend of CEO1	0.432%
Phil Sadler	N/A	Insider	0.393%
Bracebridge Young	N/A/	Insider	0.785%
Louis Spiro	N/A	Insider	2.316%

1 Persons whose shares of the Issuer were personally gifted to them by the CEO, Mr. Sample

Further, each of the signatories to the written consent executed the document in his/her own hand and not by proxy.  Even if the Registrant or its CEO did hold proxies for those seeking to support the written consent, which they did not, the signers would have of nature been considered to have rescinded any such proxies by virtue of the fact that they executed the document “in person”.

While the Issuer denies that it has run afoul of Regulation 14A, the Issuer notes that mere technical violations relating the Rule of 10 have largely been overlooked by Courts.  While in the context of a civil cause of action, a federal court found that a technical violation of a proxy rule may be insufficient in some cases to permit recovery. Ash v. GAF Corp., 723 F.2d 1090, 1093 (3d Cir. 1983). The Ash court stated that the alleged injury "must not result merely from a technical misadventure; it must undermine the purposes upon which the rule is based and actual damage must be susceptible to proof." Id. Moreover, the court noted that a causal relationship must exist between the violation of the rule and the injury that the plaintiff suffered.[11]Id. at 1092-93. Thus, assuming, arguendo, that (a) Regulation 14A applied; (b) that the Issuer sought to rely on the Rule 14a-2(b)(2) exemption; and (c) ultimately solicited more than ten (10) individuals – each of which the Issuer denies, a technical violation is not tantamount to a per se violation of Regulation 14A. Notably, non-insider parties to the consent action were not required from the perspective of ratifying the consent action.

3. We note your response to our prior comment 2 and reissue. Your response focuses on Texas Business Organization Code and your obligations under Texas law. Our comment, however, addresses your obligations under the federal securities laws. We note that Exchange Act Rule 14a-2(a) states that sections 14a-3 to 14a-15 do not apply to certain solicitations, but the rule does not relieve companies from obligations under Rules 14c-2 and 14c-5. Please provide us your legal analysis as to why you were not required to file an information statement pursuant to Exchange Act Rules 14c-2 and 14c-5. Please also tell us whether the August 10, 2015 correspondence satisfied the requirements of Schedule 14C. In addition, please tell us how that correspondence satisfied the timing requirement of Rule 14c-2(b).

Response

The Issuer references and incorporates its response to comments one (1) and two (2) above as it further contends that no proxies were in fact solicited and that Regulation 14A is inapplicable. Notwithstanding the foregoing, while preserving is objection, the Issuer can nevertheless substantiate compliance with Rule 14a-2(b)(2) as it relates to the number of persons “solicited”, should the Rule have applied.

Rule 14a-3(e)(2) states that “[n]otwithstanding paragraphs (a) and (b) of this section, unless state law requires otherwise, a registrant is not required to send an annual report to security holders, proxy statement or Notice of Internet Availability of Proxy Materials to a security holder…”. The state law of Registrant is clear in this matter, and Registrant relied upon it in good faith with regard to determining its relief from this rule. Section 6.202 of the Texas Business Organization Code provides that, with respect to actions taken with less than unanimous written consent, the corporation simply has an obligation to “promptly notify each owner or member who did not sign a consent described in Subsection (b) of the action that is the subject of the consent”. The Registrant relied upon this provision of Rule 14a-3(e)(2) in determining that its correspondence to all the security holders of the Company dated August 10, 2015 satisfied the information requirement of the Texas code, and thus the exclusion afforded it by Rule 4a-3(e)(2).

Registrant also notes that the provisions of Rule 14a-3 appear to be designed to give effect to the proxy solicitation provisions relating to such dissemination of information statements.  As a result of the fact that Registrant did not solicit proxies from its participating or non-participating security holders, it further considered itself to be exempt from the notices required under Rule 14-3 for the taking of corporate action by the written authorization or consent of security holders.

Notwithstanding the foregoing, with respect to Rule 14c-2, the Registrant provided sufficient notice of the consent action by way of its August 10, 2015 correspondence to stockholders as well as its current report on Form 8-K dated July 16, 2015.

If any member of the Staff should have any questions regarding any of the matters addressed in this letter, please do not hesitate to contact me at (888) 978-9901.

Yours very truly,

/s/ Adam S. Tracy

Adam S. Tracy, Esq.
Attorney for Acacia Diversified Holdings, Inc.